Exhibit 23.1

Consent of Cravath, Swaine & Moore LLP

We consent to the use of our opinion dated March 27, 2008, addressed to Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters, for filing with the 8-K of CSX Corporation, dated March 24, 2008.

/s/ Cravath, Swaine & Moore LLP
Cravath, Swaine & Moore LLP

New York, New York
March 27, 2008